Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the use of our report dated March 12, 2008 with respect to the consolidated balance sheets of Berkshire Hills Bancorp, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and to the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ Wolf & Company, P.C.
Boston, Massachusetts
January 21, 2009